Exhibit 99.2

HAMPDEN BANCORP, INC. REPORTS FIRST QUARTER EARNINGS AND

DECLARES CASH DIVIDEND

SPRINGFIELD, Mass. November 4, 2014. Hampden Bancorp, Inc. (the “Company”) (NASDAQ: HBNK), the holding company for Hampden Bank (the “Bank”), announced earnings for the three months ended September 30, 2014.

Three Months Ended September 30, 2014

Net income was $1.2 million, or $0.22 per fully diluted share, for the three months ended September 30, 2014 compared to $1.2 million, or $0.22 per fully diluted share, for the same period in 2013.

Net interest income increased by $444,000, or 9.1%, for the three months ended September 30, 2014 compared to the three months ended September 30, 2013. Interest and dividend income increased $465,000, or 7.6%, for the three months ended September 30, 2014 compared to the same period last year mainly due to a $415,000 increase in loan interest income. For the three months ended September 30, 2014, interest expense increased by $21,000, or 1.7%, compared to the three months ended September 30, 2013, which included a decrease in deposit interest expense of $70,000 due to a decrease in rates partially offset by an increase in the average balance of deposits. There was an increase in borrowing interest expense of $91,000 for the three months ended September 30, 2014 compared to the same period last year due to an increase in average balances partially offset by a decrease in rates. The net interest margin increased to 3.17% for the three months ended September 30, 2014 compared to 3.08% for the three months ended September 30, 2013. The increase in margin was mainly due to an increase in the yield on interest-earning assets from 3.87% for the three months ended September 30, 2013 to 3.93% for the three months ended September 30, 2014.

The provision for loan losses increased $50,000 for the three months ended September 30, 2014 compared to the same period in 2013.

For the three months ended September 30, 2014, total non-interest income decreased $135,000, or 12.2%, compared to the three months ended September 30, 2013. For the three months ended September 30, 2014 compared to the same period in 2013 there was a $137,000, or 43.5%, decrease in other non-interest income which was mainly due to a $99,000 decrease in the fair value of mortgage servicing rights and a $25,000 decrease in OREO rental income due to the sale of an OREO property. During the three months ended September 30, 2014, the Company had an $115,000 gain on the sale of loans compared to $86,000 for the same period in 2013.

Non-interest expense increased $315,000 or 7.9%, for the three months ended September 30, 2014 compared to the three months ended September 30, 2013. There was a $262,000, or 11.8%, increase in salaries and employee benefits due to an increase in the number of employees; a $121,000, or 13.8%, increase in other general and administrative expenses; and a $73,000, or 35.9%, increase in data processing expenses for the three months ended September 30, 2014 compared to the same period in 2013. The Company’s combined federal and state effective tax rate remained flat at 36.0% for the three months ended September 30, 2014 compared to the same period in 2013.

Overview

Glenn S. Welch, President and CEO stated, “Earnings remained stable compared to first quarter fiscal 2014 and prior quarter. However, net interest income showed an increase compared to first quarter fiscal 2014 and prior quarter as a result of the significant loan growth and an improvement in our asset yield with our continued emphasis on growing commercial loans. The majority of the increase in non-interest expense over the same quarter fiscal 2014 was centered in payroll expenses as the full impact of staggered hires last year are all built into this quarter. The expenses are in line with company projections and are expected to be more than offset by the continued increase in net interest income. Margin compression stabilized over the last year and increased this quarter due to increases in the yield on assets. We expect this trend to continue.

Asset quality continues to be good, albeit with a slight uptick in nonperforming loans to total loans this quarter primarily due to one commercial relationship experiencing cash flow issues: the loan is current, but shown as non-accrual until the Company determines that a turnaround is evident. During the fourth quarter of 2014, the uptick was related to one commercial loan and one jumbo residential loan. The residential property is for sale by its owner. Once again this quarter we are able to record some recoveries from previous conservative charge downs taken in prior quarters or years. Our allowance provides good coverage to our non-performing loans and compares favorably to our peers.

Our message has been consistent over the past few years: We are concentrating on capitalizing on our position in the community to be the bank for business in our market place. Hampden Bank provides local, timely decision making delivered by a very experienced commercial lending team. Several of our senior management team, including the most senior level executives, are part of the decision making process and are available to meet with clients to understand their business needs. The larger national and regional institutions continue to provide opportunities for Hampden Bank to make in-roads into the businesses that want to bank with an institution with a local presence and community orientation.

We believe our loan growth and an emphasis on expense control will allow us to continue to report strong earnings and deliver sustainable stockholder value.”

Balance Sheet

The Company’s total assets increased $4.2 million, or 0.6%, from $701.5 million at June 30, 2014 to $705.7 million at September 30, 2014. Cash and cash equivalents increased $5.7 million, or 44.9%, from June 30, 2014 to September 30, 2014. Net loans, including loans held for sale, remained relatively flat with a small decrease of $436,000, or 0.1%, to $507.5 million at September 30, 2014. The decrease in net loans was due to two large loan payoffs in the commercial loan portfolio of $6.4 million and $4.1 million. The Company’s strategy continues to be focused on obtaining business loans. The Company’s local focus and ability to involve all of senior management combined with a capability to turn around loan decisions quickly has contributed to its strong loan growth without sacrificing loan quality or underwriting standards.

Non-performing assets totaled $6.7 million, or 0.95% of total assets, at September 30, 2014 compared to $5.5 million, or 0.78% of total assets, at June 30, 2014. Total non-performing assets included $6.6 million of non-performing loans and $159,000 of other real estate owned. Other real estate owned decreased $150,000 from $309,000 at June 30, 2014 to $159,000 at September 30, 2014. From June 30, 2014 to September 30, 2014, residential mortgage non-performing loans increased $222,000; commercial real estate non-performing loans increased $453,000; and commercial non-performing loans increased $817,000. As of September 30, 2014, consumer, including home equity and manufactured homes, non-performing loans have decreased $92,000.  Impaired loans increased $764,000 to $10.5 million at September 30, 2014 compared to $9.8 million at June 30, 2014. Of the $10.5 million in impaired loans, $4.0 million, or 38.1%, are current with all payment terms. The Company has established $10,000 in specific reserves for impaired loans. The allowance for loan losses to total loans was 1.13% and the allowance for loan losses to non-performing loans was 87.7% at September 30, 2014. Management believes the allowance is sufficient to cover estimated losses at September 30, 2014.

Total liabilities increased $5.7 million, or 0.9%, from $614.3 million at June 30, 2014 to $620.0 million at September 30, 2014. Deposits decreased $2.1 million, or 0.4%, to $489.6 million at September 30, 2014 from $491.7 million at June 30, 2014. NOW deposits increased $7.2 million, and money market accounts increased $799,000. Savings accounts decreased $1.4 million, Demand accounts decreased $4.0 million, and time deposits decreased $4.6 million. The Company’s focus remains to increase core deposits and reduce its time deposits.

Short-term borrowings increased $8.0 million to $12.0 million at September 30, 2014 from $4.0 million at June 30, 2014. Long-term debt decreased $668,000, or 0.6%, to $111.8 million at September 30, 2014 from $112.4 million at June 30, 2014.

Stockholders’ equity decreased $1.5 million, or 1.7%, to $85.7 million at September 30, 2014 from $87.2 million at June 30, 2014. During the three months ended September 30, 2014, the Company purchased 127,700 shares of Company stock for $2.2 million at an average price of $17.05 per share pursuant to the Company’s previously announced stock repurchase programs. In addition, there was a $259,000 decrease in accumulated other comprehensive income from June 30, 2014 to September 30, 2014 due to the continued impact of the rising interest rate environment on the fair value of securities available for sale. Offsetting the increase in treasury stock and decrease in accumulated other comprehensive income was a $747,000 increase in retained earnings due to net income for the quarter offset by $425,000 in dividends paid, a $179,000 decrease in ESOP compensation and a $12,000 decrease in equity incentive plan compensation. Our ratio of capital to total assets decreased slightly to

12.1% at September 30, 2014 compared to 12.4% at June 30, 2014, and we remain well capitalized. The Company’s book value per share as of September 30, 2014 increased to $15.49 compared to $15.43 at June 30, 2014.

The Company also announced that the Board of Directors of the Company declared a $0.08 per common share quarterly cash dividend payable on November 28, 2014, to shareholders of record at the close of business on November 14, 2014.

ABOUT HAMPDEN BANCORP, INC.

Hampden Bancorp, Inc. (NASDAQ: HBNK) is the holding company of Hampden Bank. Established in 1852, Hampden Bank is a full service community bank serving the families and businesses in and around Hampden County.  The Bank has ten office locations in Springfield, Agawam, Longmeadow, West Springfield, Wilbraham, and Indian Orchard. Hampden Bank offers customers the latest in internet banking, including on-line banking and bill payment services.

FORWARD-LOOKING STATEMENTS

Certain statements herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and expectations of management, as well as the assumptions made using information currently available to management. Because these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe”, “expect”, “anticipate”, “estimate”, and “intend” or future or conditional verbs such as “will”, “would”, “should”, “could”, or “may.” The Company’s actual results could differ materially from those projected in the forward-looking statements as a result of, among other factors, increased competitive pressure among financial service companies; changes in local, regional, national and regional economic conditions; changes in interest rates; changes in consumer spending, borrowing and savings habits; legislative and regulatory changes; adverse changes in the capital markets; the inability of key third-party providers to perform their obligations to the Company; changes in relevant accounting principles and guidelines; and the other risks and uncertainties described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”), as updated by the Company’s Quarterly Reports on Form 10-Q and other filings submitted to the SEC, which are available through the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company disclaims any intent or obligation to update any forward-looking statements, whether in response to new information, future events or otherwise.

Contact

Tara G. Corthell,

413-452-5150,

tcorthell@hampdenbank.com

Chief Financial Officer and Treasurer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On November 3, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Berkshire Hills Bancorp, Inc. (“Berkshire”). Pursuant to the Merger Agreement and subject to the conditions set forth therein, the Company will merge with and into Berkshire, with Berkshire continuing as the surviving corporation (the “Merger”).

In connection with the proposed merger, Berkshire will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of the Company and a Prospectus of Berkshire, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Berkshire and the Company, when they become available, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Registration Statement and Proxy Statement/Prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, free of charge, from Berkshire’s website at ir.berkshirebank.com or by contacting Berkshire Investor Relations at 413-236-3149 or from the Company’s website at

http://www.hampdenbank.com and selecting the “Investor Relations” link or by contacting Hampden Investor relations at 413-452-5150.

PARTICIPANTS IN SOLICITATION

Berkshire and the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed merger. Information about the directors and executive officers of Berkshire is set forth in the proxy statement for Berkshire’s 2014 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 1, 2014. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on September 26, 2014 and additional filings reporting results of the annual meeting on November 4, 2014.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger to be filed with the SEC (when they become available). Free copies of these documents may be obtained as described in the preceding paragraph.

HAMPDEN BANCORP, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(unaudited)

	At September 30,	At June 30,
	2014	2014
	(In thousands)
Selected Financial Condition Data:
Total assets	$705,681	$701,497
Loans, net (1)	507,529	507,965
Securities	141,850	143,238
Deposits	489,618	491,732
Short-term borrowings	12,000	4,000
Long-term debt	111,778	112,446
Total stockholders’ equity	85,657	87,159

(1) Includes loans held for sale of $1.4 million at September 30, 2014, and $330,000 at June 30, 2014.

	For The Three Months Ended
	September 30,
	2014	2013
	(In thousands, except share data)
Selected Operating Results:
Interest and dividend income, including fees	$6,614	$6,149
Interest expense	1,282	1,261
Net interest income	5,332	4,888
Provision for loan losses	150	100
Net interest income, after provision for loan losses	5,182	4,788
Non-interest income	853	1,017
Gain on sales of loans and securities, net	115	86
Non-interest expense	4,320	4,005
Income before income taxes	1,830	1,886
Income tax provision	659	679
Net income	$1,171	$1,207

Basic earnings per share	$0.22	$0.23
Basic weighted average shares outstanding	5,314,595	5,274,900

Diluted earnings per share	$0.22	$0.22
Diluted weighted average shares outstanding	5,442,331	5,401,982

1

	At or For The Three Months Ended
	September 30,
	2014	2013
Selected Financial Highlights:

Performance Ratios: (1)
Return on average assets (ratio of net income to average total assets)	0.66%	0.72%
Return on average equity (ratio of net income to average equity)	5.36%	5.77%
Average interest rate spread (3)	2.97%	2.91%
Net interest margin (4)	3.17%	3.08%
Efficiency ratio (5)	68.57%	66.85%
Non-interest expense to average total assets	2.44%	2.38%
Non-interest income to average total assets	0.55%	0.66%
Dividend pay-out ratio (6)	36.36%	28.08%

Per Share Data:
Basic earnings per share	$0.22	$0.23
Diluted earnings per share	$0.22	$0.22
Total book value per share	$15.49	$14.87
Market price at period end	$17.19	$16.00

(1) Ratios for the three months ended September 30, 2014 and 2013 are annualized where applicable.

(2) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

(3) The net interest margin represents net interest income as a percent of average interest-earning assets.

(4) The efficiency ratio represents non-interest expense for the period divided by the sum of net interest income (before the loan loss provision) plus non-interest income.

(5) Dividends declared per share divided by basic net income per common share.

	At September 30,	At June 30,
	2014	2014
Asset Quality Ratios:(1)
Non-performing loans to total loans	1.29%	1.01%
Non-performing assets to total assets	0.95%	0.78%
Allowance for loan losses to non-performing loans	87.67%	109.11%
Allowance for loan losses to total loans	1.13%	1.11%